                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                    FORM U-3A-2                    FILE No. 69-226

      STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                        To Be Filed Annually Prior to March 1

                                CORDILLERA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
    (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

    Cordillera Corporation, subsidiaries, and investees (See Schedule 1 attached).

    Utah Gas Service Company, a wholly owned subsidiary, is engaged in transmission, transportation, and distribution of natural gas exclusively in the State of Utah.

    Cordillera Corporation and its remaining subsidiaries are engaged primarily in real estate investment, development, and management, and aircraft fixed base operations in Utah and Colorado.

    Investees of Cordillera Corporation (more than 10% owned) are engaged in real estate rental and operation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

    Cordillera Corporation and other subsidiaries - NONE

Utah Gas Service Company distributes natural gas in the Uintah, Grand and San Juan Counties of Utah. The principal distribution points are Vernal, Moab and Monticello, Utah. Gas is furnished to four industrial customers and 7,997 residential and commercial customers located in the above counties. Transmission lines are as follows:

    1)  San Juan County, Utah       15 miles     4" Northwest Pipe-line
                                                 to Monticello
                                  41/2 miles     4" Northwest Pipe-line
                                                 to Rio Algom Corp.

    2)  Grand County, Utah           8 miles     4" Moab Station
                                                 to Moab Salt, Inc.
    3)  Uintah County, Utah &        9 miles     4" Northwest Pipe-
        Duchesne County, Utah                    line to Vernal

                                  81/2 miles     4" Vernal Station to
                                                 SF Phosphate

                                    53 miles     8" Altonah Gas Plant
                                                 Duchesne County, Utah to
                                                 Northwest Pipeline,Uintah
                                                 County

                                     8 miles     4" line from 8" line
                                                 (above) to Vernal
                                                 Distribution

                                    13 miles     4" Red Wash Field to
                                                 Altonah Pipeline

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Cordillera Corporation and other subsidiaries - NONE
         Utah Gas Service Company - 963,654 Mcf @14.73 Psia & 60 F

    (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
                                         NONE

    (C) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                         NONE

    (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                         NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                         NONE

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                         NONE

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                         NONE

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                         NONE

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
                                         NONE

                                      EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

    Cordillera Corporation and Subsidiaries - Schedules 2, 3 and 4 Investees - more than 10% ownership - Schedule 5

                                      EXHIBIT B

    Fiscal-Year-End                       Mar-31-1997
    Period-Start                          Jan-1-1996
    Period-End                            Dec-31-1996
    Book-Value                            Per Book
    Total-Assets                          42,259,574
    Total-Operating-Revenues              28,747,001
    Net-Income                            4,787,214

                               EXHIBIT C

    Not Applicable
--------------------------------------------------------------------------------
The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 26th day of February, 1997.

                                Cordillera Corporation
                                ----------------------
                                  (Name of Claimant)

                      By:    /S/ Ross A. Nye
                         ---------------------------------------
                             Ross A. Nye, Controller

    /S/Grace A. Price
---------------------------
         Witness

Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

              Ross A. Nye, Controller
              Cordillera Corporation
              5000 South Quebec Street, Ste 450
              Denver, CO  80237



Cordillera Corporation                 December 31, 1996                                 Schedule 1
 and Consolidated Subsidiaries



SILVER CLIFF LAND &                    South Quebec Street, Suite 450"                   REAL ESTATE DEVELOPMENT
 CATTLE CO (CO CORP)                   Denver, Colorado 80237                            84-0643543

COLORADO BARNS CORP                    5000 South Quebec Street, Suite 450               REAL ESTATE INVESTMENT
 (CO CORP)                             Denver, Colorado 80237                            84-0570043

FIRST SURETY CORPORATION               5000 South Quebec Street, Suite 450               INVESTMENT CORPORATION
 (CO CORP)                             Denver, Colorado 80237                            84-0942103

COLORADO JETCENTER,INC.                1575 Aviation Way                                 AIRCRAFT FIXED BASED OPER
 (CO CORP)                             Colorado Springs, Colorado 80916                  74-1887139

DENVER JETCENTER, INC.                 7625 S. Peoria                                    AIRCRAFT FIXED BASED OPER
 (DELAWARE CORP)                       Englewood, Colorado 80112                         84-0856526

SALT LAKE JETCENTER, INC.              369 N. 2370 West                                  AIRCRAFT FIXED BASED OPER
 (UTAH CORP)                           Salt Lake City, Utah 84116                        87-0369024

FT. COLLINS-LOVELAND JETCENTER, INC.   4824 Earhart Road                                 AIRCRAFT FIXED BASED OPER
 (CO CORP)                             Loveland, Colorado 80538                          84-1283948

JETCENTERS, INC.                       7625 S. Peoria                                    INVESTMENT CORPORATION
 (CO CORP)                             Englewood, Colorado 80112                         84-1037601

UTAH GAS SERVICE COMPANY               5000 South Quebec Street, Suite 650               NATURAL GAS SUPPLIER
 (UTAH CORP)                           Denver, Colorado 80237                            87-0229547

CORDILLERA'S VALLEY AT                 5000 South Quebec Street, Suite 450               INVESTMENT CORPORATION
 TELLURIDE, INC. (CO CORP)             Denver, Colorado 80237                            84-0988659

FIRST CITY INVESTMENT                  5000 South Quebec Street, Suite 450               NOMINEE CORPORATION
 CORPORATION (CO CORP)                 Denver, Colorado 80237                            84-1147923

LAMARTINE CONSOLIDATED                 5000 South Quebec Street, Suite 450               NOMINEE CORPORATION
 MINES CORP. (CO CORP)                 Denver, Colorado 80237                            84-1147927

CORDILLERA INTERNATIONAL               5000 South Quebec Street, Suite 450               INVESTMENT CORPORATION
 RESOURCES, INC. (CO CORP)             Denver, Colorado 80237                            83-0280584


CORDILLERA CORPORATION                 December 31, 1996                                 Schedule 1
LIST OF AFFILIATES


GENESEE PROPERTIES, INC.               3550 General Atomics Court                        REAL ESTATE RENTAL
 (WYOMING CORP)                        San Diego, Ca 92121-1194                          83-0278113

LINDBERGH PROPERTIES, INC.             3550 General Atomics Court                        REAL ESTATE RENTAL
 (WYOMING CORP)                        San Diego, Ca 92121-1194                          83-0278120

HOPKINS PROPERTIES, INC.               3550 General Atomics Court                        REAL ESTATE RENTAL
 (WYOMING CORP)                        San Diego, Ca 92121-1194                          83-0277940

SORRENTO VALLEY REAL ESTATE, INC.      3550 General Atomics Court                        REAL ESTATE RENTAL
 (WYOMING CORP)                        San Diego, Ca 92121-1194                          83-0278121



                                                            Cordillera Corporation
                                                Consolidating Schedule, Balance Sheet Information
                                                               December 31, 1996


                                                  Cordillera      Utah Gas       Fixed Base       Other
                                                  Corporation    Service Co.     Operations   Subsidiaries
                                               ------------------------------------------------------------

CURRENT ASSETS:
  Cash                                         $    337,963    $     22,836    $  1,181,995    $    53,556
  Receivables:
    Note receivable - current portion             2,048,913         500,000               -         55,496
    Accounts receivable - trade                     (45,266)        585,362       1,639,636            455
    Accounts receivable - affiliates                328,560          26,540               -        527,891
    Allowance for doubtful accounts                       -         (25,761)        (65,735)             -
  Income taxes receivable                                 -               -               -              -
  Other current assets                               33,631         166,904         408,657          2,347
                                               ------------------------------------------------------------
                                                  2,703,801       1,275,881       3,164,553        639,745
                                               ------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                                   -               -          (2,747)        68,585
  Affiliates                                        817,291               -               -      6,671,470
                                               ------------------------------------------------------------
                                                    817,291               -          (2,747)     6,740,055
                                               ------------------------------------------------------------
INVESTMENTS:
  Securities                                      8,679,318               -               -      7,314,168
  Land held for investment                        3,532,807               -               -        741,093
  Other                                                   -               -         661,328              -
  Subsidiaries                                   19,182,612               -               -              -
                                               ------------------------------------------------------------
                                                 31,394,737               -         661,328      8,055,261
                                               ------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                                -      12,374,385               -              -
  Subdivided real estate                                  -               -               -         63,741
  Proved oil and gas properties- full cost        2,235,087               -               -              -
  Leasehold improvements                                  -               -       8,361,416              -
  Other property and equipment                      335,819               -       2,090,204          1,784
  Less accumulated depreciation,
    depletion and amortization                   (2,271,669)     (6,899,837)     (2,736,467)          (760)
                                               ------------------------------------------------------------
                                                    299,237       5,474,548       7,715,153         64,765
                                               ------------------------------------------------------------
OTHER ASSETS:
  Goodwill, net of amortization                     470,052               -               -              -
  Prepaid lease costs                                     -               -       2,017,857              -
  Other assets                                       37,441           1,364          41,172              -
                                               ------------------------------------------------------------
                                                    507,493           1,364       2,059,029              -
                                               ------------------------------------------------------------
                                               $ 35,722,559    $  6,751,793    $ 13,597,316   $ 15,499,826
                                               ------------------------------------------------------------
                                               ------------------------------------------------------------

                                                                                                                 Schedule 2


                                                       Consolidating                    Eliminating
                                                    Dr               Cr             Dr               Cr        Consolidated
                                               ----------------------------------------------------------------------------

CURRENT ASSETS:
  Cash                                         $          -    $          -    $          -    $          -    $ 1,596,350
  Receivables:                                            -               -               -               -
    Note receivable - current portion                     -               -               -       2,309,821        294,588
    Accounts receivable - trade                           -               -               -               -      2,180,187
    Accounts receivable - affiliates                      -               -               -         796,871         86,120
    Allowance for doubtful accounts                       -               -               -               -        (91,496)
  Income taxes receivable                                 -               -               -               -              -
  Other current assets                                    -               -               -               -        611,539

                                               ----------------------------------------------------------------------------
                                                          -               -               -       3,106,692      4,677,288
                                               ----------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                                   -               -               -               -         65,838
  Affiliates                                              -               -               -       7,109,088        379,673
                                               ----------------------------------------------------------------------------
                                                          -               -               -       7,109,088        445,511
                                               ----------------------------------------------------------------------------
INVESTMENTS:
  Securities                                              -               -               -               -     15,993,486
  Land held for investment                                -               -               -               -      4,273,900
  Other                                                   -               -               -               -        661,328
  Subsidiaries                                            -               -               -      19,182,612              -
                                               ----------------------------------------------------------------------------
                                                          -               -               -      19,182,612     20,928,714
                                               ----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                                -       1,053,877               -               -     11,320,508
  Subdivided real estate                                  -               -               -               -         63,741
  Proved oil and gas properties- full cost                -               -               -               -      2,235,087
  Leasehold improvements                            142,156               -               -               -      8,503,572
  Other property and equipment                            -               -               -               -      2,427,807
  Less accumulated depreciation,                         -
    depletion and amortization                    1,053,877          55,684               -               -    (10,910,540)
                                               ----------------------------------------------------------------------------
                                                  1,196,033       1,109,561               -               -     13,640,175
                                               ----------------------------------------------------------------------------
OTHER ASSETS:
  Goodwill, net of amortization                           -               -               -               -        470,052
  Prepaid lease costs                                     -               -               -               -      2,017,857
  Other assets                                            -               -               -               -         79,977
                                               ----------------------------------------------------------------------------
                                                          -               -               -               -      2,567,886
                                               ----------------------------------------------------------------------------
                                               $  1,196,033    $  1,109,561    $          -    $ 29,398,392   $ 42,259,574
                                               ----------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------



                                                                       Cordillera Corporation
                                                          Consolidating Schedule, Balance Sheet Information
                                                                          December 31, 1996


                                                 Cordillera        Utah Gas       Fixed Base       Other
                                                  Corporation    Service Co.     Operations    Subsidiaries
                                               ------------------------------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt            $    580,365    $      7,695    $  3,153,444    $   140,000
  Trade accounts payable                             92,157         784,026         600,119              -
  Accounts payable - affiliates                     636,650               -          48,480         57,697
  Revenues subject to refund                        315,230         101,172               -              -
  Current income taxes payable                     (719,940)        223,137          11,376        153,675
  Other current liabilities                         103,868         688,802         585,616          3,897
                                               ------------------------------------------------------------
                                                  1,008,330       1,804,832       4,399,035        355,269
                                               ------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                 19,255,425         721,991       4,215,479        437,618
  Deferred income taxes                           1,426,849         112,120         932,735      2,802,296
  Investment tax and other deferred credits               -         181,690               -              -
  Regulatory obligation                                   -         361,729               -              -
  Other                                             123,528               -           1,472              -
                                               ------------------------------------------------------------
                                                 20,805,802       1,377,530       5,149,686      3,239,914
                                               ------------------------------------------------------------

MINORITY INTERESTS                                        -               -               -              -
                                               ------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Common stock                                      810,500         145,600       3,767,000      4,099,388
  Capital in excess of par value                  1,407,501               -         661,328      3,988,264
  Retained earnings (deficit)                    14,239,677       2,765,868      (1,285,148)     2,204,879

  Current Earnings (Loss)                         4,787,213         657,963         905,415      1,612,112
                                               ------------------------------------------------------------
                                                 21,244,891       3,569,431       4,048,595     11,904,643
  Treasury stock, at cost                        (7,336,464)              -               -              -
                                               ------------------------------------------------------------
                                                 13,908,427       3,569,431       4,048,595     11,904,643
                                               ------------------------------------------------------------
                                               $ 35,722,559    $  6,751,793    $ 13,597,316   $ 15,499,826
                                               ------------------------------------------------------------
                                               ------------------------------------------------------------

                                                                                                               Schedule 2

                                                   Consolidating                  Eliminating
                                                Dr               Cr            Dr              Cr            Consolidated
                                               ---------------------------------------------------------------------------

CURRENT LIABIILITIES:
  Current portion of long-term debt            $          -    $          -    $  2,309,821    $          -    $ 1,571,683
  Trade accounts payable                                  -               -               -               -      1,476,302
  Accounts payable - affiliates                           -               -         643,853               -         98,974
  Revenues subject to refund                              -               -         153,018               -        263,384
  Current income taxes payable                            -               -               -               -       (331,752)
  Other current liabilities                               -               -               -               -      1,382,183
                                               ---------------------------------------------------------------------------
                                                          -               -       3,106,692               -      4,460,774
                                               ---------------------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                          -               -       7,109,088               -     17,521,425
  Deferred income taxes                                   -               -               -               -      5,274,000
  Investment tax and other deferred credits               -               -               -               -        181,690
  Regulatory obligation                                   -               -               -               -        361,729
  Other                                                   -               -               -               -        125,000
                                               ---------------------------------------------------------------------------
                                                          -               -       7,109,088               -     23,463,844
                                               ---------------------------------------------------------------------------

MINORITY INTERESTS                                        -               -               -         426,529        426,529
                                               ---------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock                                            -               -       8,011,988               -        810,500
  Capital in excess of par value                          -               -       4,649,592               -      1,407,501
  Retained earnings (deficit)                        50,945         142,156       6,521,031       3,099,559     14,239,677
                                                                                    426,529          71,191
  Current Earnings (Loss)                             4,739               -        (604,109)     (3,774,859)     4,787,214
                                               ---------------------------------------------------------------------------
                                                     55,684         142,456      19,005,031        (604,109)    21,244,891
  Treasury stock, at cost                                 -               -               -               -     (7,336,464)
                                               ---------------------------------------------------------------------------
                                                     55,684         142,156      19,005,031        (604,109)    13,908,427
                                               ---------------------------------------------------------------------------
                                               $     55,684    $    142,456    $ 29,220,811   $    (177,580)  $ 42,259,574
                                               ---------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------



                                                                       Cordillera Corporation
                                                                   Consolidating Income Statements
                                                                          December 31, 1996


                                                 Cordillera        Utah Gas       Fixed Base       Other
                                                  Corporation    Service Co.     Operations    Subsidiaries
                                               ------------------------------------------------------------

REVENUES:
  Natural gas utility operations
    and oil and gas production                $      12,060    $  5,367,441    $          -    $         -
  Aircraft fixed base operations                          -               -      15,715,024              -
  Real estate sales and operations                  270,980               -               -         44,866
  Equity in income of affiliate                           -               -               -      2,082,000
  Other, including management fees                4,532,467          65,673         728,872        531,727
                                               ------------------------------------------------------------
                                                  4,815,507       5,433,114      16,443,896      2,658,593
                                               ------------------------------------------------------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                       16,640       2,255,835               -              -
  Aircraft fixed base operations                          -               -       7,809,256
  Real estate sales and operations                   25,272               -               -         17,609
  Salaries and wages                                349,388         789,193       2,403,322              -
  General and administrative expenses               838,859         873,734       3,862,164         16,883
  Interest expense                                1,611,256         137,991         769,590         62,013
  Depreciation, depletion
    and amortization                                 57,693         345,481         640,421            240
                                               ------------------------------------------------------------
                                                  2,899,108       4,402,234      15,484,753         96,745
                                               ------------------------------------------------------------
Income (loss) before taxes
  and minority interests                          1,916,399       1,030,880         959,143      2,561,848

  Earnings of consolidated subsidiaries           3,099,559               -               -              -
  Minority interests                                      -               -               -              -
  Tax (expense) benefit                            (228,745)       (372,917)        (53,728)      (949,736)
                                               ------------------------------------------------------------
NET INCOME (LOSS)                              $  4,787,213    $    657,963    $    905,415   $  1,612,112
                                               ------------------------------------------------------------
                                               ------------------------------------------------------------


                                                                                                                 Schedule 2

                                                        Consolidating                    Eliminating
                                                     Dr               Cr             Dr               Cr       Consolidated
                                               ----------------------------------------------------------------------------
REVENUES:
  Natural gas utility operations
    and oil and gas production                 $          -    $          -    $          -    $          -    $ 5,379,501
  Aircraft fixed base operations                          -               -               -               -     15,715,024
  Real estate sales and operations                        -               -               -               -        315,846
  Equity in income of affiliate                           -               -               -               -      2,082,000
  Other, including management fees                        -               -         604,109               -      5,254,630
                                               ----------------------------------------------------------------------------
                                                          -               -         604,109               -     28,747,001
                                               ----------------------------------------------------------------------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                            -               -               -               -      2,272,475
  Aircraft fixed base operations                          -               -               -               -      7,809,256
  Real estate sales and operations                        -               -               -               -         42,881
  Salaries and wages                                      -               -               -               -      3,541,903
  General and administrative expenses                     -               -               -          39,839      5,551,801
  Interest expense                                        -               -               -         564,271      2,016,579
  Depreciation, depletion
    and amortization                                  4,739               -               -               -      1,048,574
                                               ----------------------------------------------------------------------------
                                                      4,739               -               -         604,109     22,283,470
                                               ----------------------------------------------------------------------------
Income (loss) before taxes                           (4,739)              -         604,109        (604,109)     6,463,531
  and minority interests                                  -               -               -               -              -

  Earnings of consolidated subsidiaries                   -               -               -      (3,099,559)             -
  Minority interests                                      -               -               -         (71,191)       (71,191)
  Tax (expense) benefit                                   -               -               -               -     (1,605,126)
                                               ----------------------------------------------------------------------------
NET INCOME (LOSS)                              $     (4,739)    $          -    $   604,109    $ (3,774,859)   $  4,787,214
                                               ----------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------



                                                                    Aircraft Fixed Base Operations
                                                        Consolidating Schedule, Balance Sheet Information
                                                                         December 31, 1996

                                                                   Denver         Salt Lake      Fort-Collins      Colorado
                                              jetCenters, Inc.     jetCenter       jetCenter       jetCenter       jetCenter
                                               -----------------------------------------------------------------------------

CURRENT ASSETS:
  Cash                                         $     13,986    $    408,689    $    211,950    $     39,182   $     508,188
  Receivables:                                                           -
    Note receivable - current portion             2,599,771               -               -               -               -
    Accounts receivable - trade                           -         728,513         273,955          87,911         549,257
    Accounts receivable - affiliates                 69,496          14,429           3,229             618               -
    Less allowance for doubtful accounts                  -         (35,997)         (8,402)         (1,749)        (19,587)
  Income taxes receivable                                 -               -               -               -               -
  Other current assets                                1,460         714,887          75,734          26,526          90,050
                                               -----------------------------------------------------------------------------
                                                  2,684,713       1,830,521         556,466         152,488       1,127,908
                                               -----------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                                   -               -               -               -          (2,747)
  Affiliates                                              -               -               -               -               -
                                               -----------------------------------------------------------------------------
                                                          -               -               -               -          (2,747)
                                               -----------------------------------------------------------------------------
INVESTMENTS:
  Securities                                              -               -               -               -               -
  Land held for investment                                -               -               -               -               -
  Other                                                   -         661,328               -               -               -
  Subsidiaries                                    2,021,535               -               -               -               -
                                               -----------------------------------------------------------------------------
                                                  2,021,535         661,328               -               -               -
                                               -----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                                -               -               -               -               -
  Subdivided real estate                                  -               -               -               -               -
  Proved oil and gas properties- full cost                -               -               -               -               -
  Leasehold improvements                                  -       6,004,383       1,484,646         156,749       1,049,696
  Other property and equipment                       75,256         924,961         462,748         132,191       1,398,098
  Less accumulated depreciation,
    depletion and amortization                      (41,792)     (2,083,108)       (909,578)        (72,142)       (866,955)
                                               -----------------------------------------------------------------------------
                                                     33,464       4,846,236       1,037,816         216,798       1,580,839
                                               -----------------------------------------------------------------------------
OTHER ASSETS:
  Goodwill, net of amortization                           -               -               -               -               -
  Prepaid lease costs                                     -       2,017,857               -               -               -
  Other assets                                            -          38,001               -           3,171               -
                                               -----------------------------------------------------------------------------
                                                          -       2,055,858               -           3,171               -
                                               -----------------------------------------------------------------------------
                                                 $4,739,712      $9,393,943      $1,594,282        $372,457      $2,706,000
                                               -----------------------------------------------------------------------------
                                               -----------------------------------------------------------------------------


                                                                                  Schedule 3


                                                        Eliminating
                                                   Dr               Cr          Consolidated
                                               ---------------------------------------------

CURRENT ASSETS:
  Cash                                                    -               -    $  1,181,995
  Receivables:
    Note receivable - current portion                     -     (2,599,771)               -
    Accounts receivable - trade                           -               -       1,639,636
    Accounts receivable - affiliates                      -        (87,772)               -
    Less allowance for doubtful accounts                  -               -        (65,735)
  Income taxes receivable                                 -               -               -
  Other current assets                                    -       (500,000)         408,657
                                               ---------------------------------------------

                                                          -      (3,187,543)      3,164,553
                                               ---------------------------------------------

LONG-TERM NOTES RECEIVABLE:
  Trade                                                   -               -          (2,747)
  Affiliates                                              -               -               -
                                               ---------------------------------------------

                                                          -               -          (2,747)
                                               ---------------------------------------------

INVESTMENTS:
  Securities                                              -               -               -
  Land held for investment                                -               -               -
  Other                                                   -               -         661,328
  Subsidiaries                                            -      (2,021,535)              -
                                               ---------------------------------------------

                                                          -      (2,021,535)        661,328
                                               ---------------------------------------------

PROPERTY AND EQUIPMENT:
  Utility plant in service                                -               -               -
  Subdivided real estate                                  -               -               -
  Proved oil and gas properties- full cost                -               -               -
  Leasehold improvements                                  -        (334,058)      8,361,416
  Other property and equipment                            -        (903,050)      2,090,204
  Less accumulated depreciation,
    depletion and amortization                            -       1,237,108      (2,736,467)
                                               ---------------------------------------------

                                                          -               -       7,715,153
                                               ---------------------------------------------

OTHER ASSETS:
  Goodwill, net of amortization                           -               -               -
  Prepaid lease costs                                     -               -       2,017,857
  Other assets                                            -               -          41,172
                                               ---------------------------------------------

                                                          -               -       2,059,029
                                               ---------------------------------------------

                                                $         -    $ (5,209,078)   $ 13,597,316
                                               ---------------------------------------------
                                               ---------------------------------------------



                                                    Aircraft Fixed Base Operations
                                              Consolidating Schedule, Balance Sheet Information
                                                              December 31, 1996



                                                                   Denver         Salt Lake      Fort-Collins     Colorado
                                              jetCenters, Inc.     jetCenter      jetCenter       jetCenter       jetCenter
                                               -----------------------------------------------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt            $  2,129,586    $  1,340,597    $  2,047,235    $    563,814   $     171,983
  Trade accounts payable                              4,759         203,424         167,424          39,323         185,189
  Accounts payable - affiliates                      56,920           5,207          55,660          16,665           1,800
  Revenues subject to refund                              -               -               -               -               -
  Income taxes payable                               (1,425)         48,992         (42,248)        (32,629)         38,686
  Other current liabilities                          40,190         297,194          96,571          28,413         123,248
                                               -----------------------------------------------------------------------------

                                                  2,230,030       1,895,414       2,324,642         615,586         520,906
                                               -----------------------------------------------------------------------------

LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                          -       3,500,000          44,100               -         671,379
  Deferred income taxes                                (549)        939,542          10,117           8,273         (24,648)
  Investment tax and other deferred credits               -               -               -               -               -
  Regulatory obligation                                   -               -               -               -               -
  Other                                                   -           1,472               -               -               -
                                               -----------------------------------------------------------------------------
                                                       (549)      4,441,014          54,217           8,273         646,731
                                               -----------------------------------------------------------------------------


MINORITY INTERESTS                                        -               -               -               -               -
                                               -----------------------------------------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock                                    3,717,000             100          25,000             100          50,000
  Capital in excess of par value                    661,328       4,031,328         323,115               -               -
  Retained earnings (deficit)                    (2,612,306)     (1,930,843)     (1,039,363)       (136,626)      1,326,915

  Current Earnings (Loss)                           744,209         956,930         (93,329)       (114,876)        161,448
                                               -----------------------------------------------------------------------------

                                                  2,510,231       3,057,515        (784,577)       (251,402)      1,538,363
  Treasury stock, at cost                                 -               -               -               -               -
                                               -----------------------------------------------------------------------------

                                                  2,510,231       3,057,515        (784,577)       (251,402)      1,538,363
                                               -----------------------------------------------------------------------------

                                                 $4,739,712      $9,393,943      $1,594,282        $372,457      $2,706,000
                                                          -               -               -               -               -
                                               -----------------------------------------------------------------------------
                                               -----------------------------------------------------------------------------


                                                                                  Schedule 3


                                                         Eliminating
                                                     Dr               Cr        Consolidated
                                               ---------------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt            $(3,099,771)    $          -     $ 3,153,444
  Trade accounts payable                                  -               -         600,119
  Accounts payable - affiliates                    (87,772)               -          48,480
  Revenues subject to refund                              -               -               -
  Income taxes payable                                    -               -          11,376
  Other current liabilities                               -               -         585,616
                                               ---------------------------------------------

                                                 (3,187,543)              -       4,399,035
                                               ---------------------------------------------

LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                          -               -       4,215,479
  Deferred income taxes                                   -               -         932,735
  Investment tax and other deferred credits               -               -               -
  Regulatory obligation                                   -               -               -
  Other                                                   -               -           1,472
                                               ---------------------------------------------

                                                          -               -       5,149,686
                                               ---------------------------------------------

MINORITY INTERESTS                                        -               -               -
                                               ---------------------------------------------
STOCKHOLDERS' EQUITY:
  Common stock                                      (25,200)              -       3,767,000
  Capital in excess of par value                 (4,354,443)              -         661,328
  Retained earnings (deficit)                             -       3,107,075      (1,285,148)

  Current Earnings (Loss)                                 -        (748,967)        905,415
                                               ---------------------------------------------

                                                 (4,379,643)      2,358,108       4,048,595
  Treasury stock, at cost                                 -               -               -
                                               ---------------------------------------------

                                                 (4,379,643)      2,358,108       4,048,595
                                               ---------------------------------------------

                                                $(7,567,186)     $2,358,108     $13,597,316
                                               ---------------------------------------------
                                               ---------------------------------------------



                                                                   Aircraft Fixed Base Operations
                                                                   Consolidating Income Statement
                                                                For the year ended December 31, 1996

                                                                   Denver         Salt Lake      Fort-Collins     Colorado
                                              jetCenters, Inc.     jetCenter       jetCenter       jetCenter      jetCenter
                                               ----------------------------------------------------------------------------

REVENUES:
  Natural gas utility operations
    and oil and gas production                 $          -    $          -    $          -    $          -   $           -
  Aircraft fixed base operations                          -       7,971,900       2,601,134         830,034       4,311,956
  Real estate sales and operations                        -               -               -               -               -
  Equity in income of affiliate                           -               -               -               -               -
  Other, including management fees                  678,938          32,554          10,000           (590)           7,970
                                               ----------------------------------------------------------------------------

                                                    678,938       8,004,454       2,611,134         829,444       4,319,926
                                               ----------------------------------------------------------------------------

COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                            -               -               -               -               -
  Aircraft fixed base operations                          -       4,231,122       1,416,417         472,675       1,689,042
  Real estate sales and operations                        -               -               -               -               -
  Salaries and wages                                306,162         733,999         370,911         205,338         786,912
  General and administrative expenses               152,840       1,543,277         653,804         216,641       1,295,602
  Interest expense                                  217,229         203,405         210,924          50,713          87,319
  Depreciation, depletion                                -
    and amortization                                 10,254         296,085         101,104          26,133         206,845
                                               ----------------------------------------------------------------------------

                                                    686,485       7,007,888       2,753,160         971,500       4,065,720
                                               ----------------------------------------------------------------------------

Income (loss) before taxes
  and minority interests                            (7,547)         996,566       (142,026)       (142,056)         254,206

  Earnings of consolidated subsidiaries             748,967               -               -               -               -
  Minority interests                                      -               -               -               -               -
  Tax (expense) benefit                               2,789        (39,636)          48,697          27,180        (92,758)
                                               ----------------------------------------------------------------------------

NET INCOME (LOSS)                                  $744,209      $  956,930      $ (93,329)    $  (114,876)      $  161,448
                                               ----------------------------------------------------------------------------
                                               ----------------------------------------------------------------------------


                                                         Eliminating
                                                     Dr               Cr       Consolidated
                                               ---------------------------------------------

REVENUES:
  Natural gas utility operations
    and oil and gas production                 $          -    $          -    $          -
  Aircraft fixed base operations                          -               -      15,715,024
  Real estate sales and operations                        -               -               -
  Equity in income of affiliate                           -               -               -
  Other, including management fees                        -               -         728,872
                                               ---------------------------------------------

                                                          -               -      16,443,896
                                               ---------------------------------------------

COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                            -               -               -
  Aircraft fixed base operations                          -               -       7,809,256
  Real estate sales and operations                        -               -               -
  Salaries and wages                                      -               -       2,403,322
  General and administrative expenses-                    -                       3,862,164
  Interest expense                                        -               -         769,590
  Depreciation, depletion
    and amortization                                      -               -         640,421
                                               ---------------------------------------------

                                                          -               -      15,484,753
                                               ---------------------------------------------

Income (loss) before taxes
  and minority interests                                  -               -         959,143

  Earnings of consolidated subsidiaries-                           (748,967)              -
  Minority interests                                      -               -               -
  Tax (expense) benefit                                   -               -         (53,728)
                                               ---------------------------------------------
NET INCOME (LOSS)                               $         -    $   (748,967)   $    905,415
                                               ---------------------------------------------
                                               ---------------------------------------------



                                                                              Small Subsidiaries
                                                               Consolidating Schedule, Balance Sheet Information
                                                                               December 31, 1996


                                                                                                Cordillera's
                                                Silver Cliff      Colorado      First Surety      Valley at    Cordillera
                                                 Land & Cattle   Barns Corp      Corporation     Telluride   Int'l Resource
                                               -----------------------------------------------------------------------------

CURRENT ASSETS:
  Cash                                         $     30,368    $     14,696    $      4,366    $      2,151   $      1,975
  Receivables:
    Note receivable - current portion                15,261               -          30,235          10,000              -
    Accounts receivable - trade                         455               -               -               -              -
    Accounts receivable - affiliates                                      -          38,044         248,252        241,595
    Less allowance for doubtful accounts                  -               -               -               -              -
  Income taxes receivable                                 -               -               -               -              -
  Other current assets                                2,347               -               -               -              -
                                               -----------------------------------------------------------------------------
      Total current assets                           48,431          14,696          72,645         260,403        243,570
                                               -----------------------------------------------------------------------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                              68,585               -               -               -              -
  Affiliates                                              -               -         407,161       2,566,030      3,698,279
                                               -----------------------------------------------------------------------------
                                                     68,585               -         407,161       2,566,030      3,698,279
                                               -----------------------------------------------------------------------------
INVESTMENTS:
  Securities                                              -               -               -               -      7,314,168
  Land held for investment                          741,093               -               -               -              -
  Other                                                   -               -               -               -              -
  Subsidiaries                                            -               -               -               -              -
                                               -----------------------------------------------------------------------------
                                                    741,093               -               -               -      7,314,168
                                               -----------------------------------------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                                -               -               -               -              -
  Subdivided real estate                             63,741               -               -               -              -
  Proved oil and gas properties- full cost                -               -               -               -              -
  Leasehold improvements                                  -               -               -               -              -
  Other property and equipment                        1,784               -               -               -              -
  Less accumulated depreciation,
    depletion and amortization                        (760)               -               -               -              -
                                               -----------------------------------------------------------------------------
                                                     64,765               -               -               -              -
                                               -----------------------------------------------------------------------------
OTHER ASSETS:
  Goodwill, net of amortization                           -               -               -               -              -
  Prepaid lease costs                                     -               -               -               -              -
  Other assets                                            -               -               -               -              -
                                               -----------------------------------------------------------------------------
                                                          -               -               -               -              -
                                               -----------------------------------------------------------------------------
                                               $    922,874    $     14,696    $    479,806    $  2,826,433   $ 11,256,017
                                               -----------------------------------------------------------------------------
                                               -----------------------------------------------------------------------------

                                                                                Schedule 4


                                                   Eliminating
                                                Dr             Cr             Consolidated
                                               --------------------------------------------

CURRENT ASSETS:
  Cash                                         $          -    $          -    $    53,556
  Receivables:                                            -               -
    Note receivable - current portion                     -               -         55,496
    Accounts receivable - trade                           -               -            455
    Accounts receivable - affiliates                      -               -        527,891
    Less allowance for doubtful accounts                  -               -              -
  Income taxes receivable                                 -               -              -
  Other current assets                                    -               -          2,347
                                               --------------------------------------------
      Total current assets                                -               -        639,745
                                               --------------------------------------------
LONG-TERM NOTES RECEIVABLE:
  Trade                                                   -               -         68,585
  Affiliates                                              -               -      6,671,470
                                               --------------------------------------------
                                                          -               -      6,740,055
                                               --------------------------------------------
INVESTMENTS:
  Securities                                              -               -      7,314,168
  Land held for investment                                -               -        741,093
  Other                                                   -               -              -
  Subsidiaries                                            -               -              -
                                               --------------------------------------------
                                                          -               -      8,055,261
                                               --------------------------------------------
PROPERTY AND EQUIPMENT:
  Utility plant in service                                -               -              -
  Subdivided real estate                                  -               -         63,741
  Proved oil and gas properties- full cost                -               -              -
  Leasehold improvements                                  -               -              -
  Other property and equipment                            -               -          1,784
  Less accumulated depreciation,                                                         -
    depletion and amortization                            -               -           (760)
                                               --------------------------------------------
                                                          -               -         64,765
                                               --------------------------------------------
OTHER ASSETS:
  Goodwill, net of amortization                           -               -              -
  Prepaid lease costs                                     -               -              -
  Other assets                                            -               -              -
                                               --------------------------------------------
                                                          -               -              -
                                               --------------------------------------------
                                               $          -    $          -    $15,499,826
                                               --------------------------------------------
                                               --------------------------------------------



                                                                                Small Subsidiaries
                                                             Consolidating Schedule, Balance Sheet Information
                                                                               December 31, 1996


                                                                                                Cordillera's
                                                  Silvercliff      Colorado      First Surety    Valley at      Cordillera
                                                 Land & Cattle   Barns Corp      Corporation     Telluride     Int'l Resource
                                               ------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt            $          -    $          -    $          -    $    140,000           $  -
  Trade accounts payable                                  -               -               -               -              -
  Accounts payable - affiliates                       2,199               -               -          55,498              -
  Revenues subject to refund                              -               -               -               -              -
  Current income taxes payable                      137,488               -               -          16,187              -
  Other current liabilities                           1,769           2,128               -               -              -
                                               ------------------------------------------------------------------------------
                                                    141,456           2,128               -         211,685              -
                                               ------------------------------------------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                          -               -               -         437,618              -
  Deferred income taxes                              74,481               -               -               -      2,727,815
  Investment tax and other deferred credits               -               -               -               -              -
  Regulatory obligation                                   -               -               -               -              -
  Other                                                   -               -               -               -              -
                                               ------------------------------------------------------------------------------
                                                     74,481               -               -         437,618      2,727,815
                                               ------------------------------------------------------------------------------
MINORITY INTERESTS                                        -               -               -               -              -
                                               ------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
  Common stock                                          100              10              10             100      4,099,168
  Capital in excess of par value                    300,000               -       2,687,943         819,900        180,421
  Retained earnings (deficit)                       391,476           5,908     (2,239,521)       1,222,172      2,824,844

  Current Earnings (Loss)                            15,361           6,650          31,374         134,958      1,423,769
                                               ------------------------------------------------------------------------------
                                                    706,937          12,568         479,806       2,177,130      8,528,202
  Treasury stock, at cost                                 -               -               -               -              -
                                               ------------------------------------------------------------------------------
                                                    706,937          12,568         479,806       2,177,130      8,528,202
                                               ------------------------------------------------------------------------------
                                               $    922,874    $     14,696    $    479,806    $  2,826,433  $  11,256,017
                                               ------------------------------------------------------------------------------
                                               ------------------------------------------------------------------------------


                                                                               Schedule 4


                                                   Eliminating
                                               Dr               Cr            Consolidated
                                               -------------------------------------------

CURRENT LIABILITIES:
  Current portion of long-term debt            $          -    $          -    $   140,000
  Trade accounts payable                                  -               -              -
  Accounts payable - affiliates                           -               -         57,697
  Revenues subject to refund                              -               -              -
  Current income taxes payable                            -               -        153,675
  Other current liabilities                               -               -          3,897
                                               -------------------------------------------
                                                          -               -        355,269
                                               -------------------------------------------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                                          -               -        437,618
  Deferred income taxes                                   -               -      2,802,296
  Investment tax and other deferred credits               -               -              -
  Regulatory obligation                                   -               -              -
  Other                                                   -               -              -
                                               -------------------------------------------
                                                          -               -      3,239,914
                                               -------------------------------------------
MINORITY INTERESTS                                        -               -              -
                                               -------------------------------------------

STOCKHOLDERS' EQUITY:
  Common stock                                            -               -      4,099,388
  Capital in excess of par value                          -               -      3,988,264
  Retained earnings (deficit)                             -               -      2,204,879

  Current Earnings (Loss)                                 -               -      1,612,112
                                               -------------------------------------------
                                                          -               -     11,904,643
  Treasury stock, at cost                                 -               -              -
                                               -------------------------------------------
                                                          -               -     11,904,643
                                               -------------------------------------------
                                               $          -    $          -    $15,499,826
                                               -------------------------------------------
                                               -------------------------------------------


                                                                                  Small Subsidiaries
                                                                            Consolidating Income Statement
                                                                          For the year ended December 31, 1996


                                                                                               Cordillera's
                                                  Silvercliff      Colorado      First Surety   Valley at     Cordillera
                                                 Land & Cattle   Barns Corp      Corporation    Telluride   Int'l Resource
                                               ---------------------------------------------------------------------------

REVENUES:
  Natural gas utility operations
    and oil and gas production                 $          -    $          -    $          -    $          -           $  -
  Aircraft fixed base operations                          -               -               -               -              -
  Real estate sales and operations                   23,400          21,466               -               -              -
  Equity in income of affiliate                           -               -               -               -      2,082,000
  Other, including management fees                   19,858               -          51,216         271,895        188,758
                                               ---------------------------------------------------------------------------
                                                     43,258          21,466          51,216         271,895      2,270,758
                                               ---------------------------------------------------------------------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                            -               -               -               -              -
  Aircraft fixed base operations                          -               -               -               -              -
  Real estate sales and operations                    6,652          10,957               -               -              -
  General and Administrative expenses                16,490             343               -              25             25
  Interest expense                                        -               -               -          62,013              -
  Depreciation, depletion and
    amortization                                        240               -               -               -              -
                                               ---------------------------------------------------------------------------
                                                     23,382          11,300               -          62,038             25
                                               ---------------------------------------------------------------------------
  Income (loss) before taxes
    and minority interests                           19,876          10,166          51,216         209,857      2,270,733

  Earnings of consolidated subsidiaries                   -               -               -               -              -
  Minority interests                                      -               -               -               -              -
  Tax (expense) benefit                             (4,515)         (3,516)        (19,842)        (74,899)       (846,964)
                                               ---------------------------------------------------------------------------
NET INCOME (LOSS)                              $     15,361    $      6,650   $      31,374    $    134,958   $  1,423,769
                                               ---------------------------------------------------------------------------
                                               ---------------------------------------------------------------------------


                                                                                Schedule 4


                                                    Eliminating
                                                Dr               Cr           Consolidated
                                               -------------------------------------------

REVENUES:
  Natural gas utility operations
    and oil and gas production                 $          -    $          -   $          -
  Aircraft fixed base operations                          -               -              -
  Real estate sales and operations                        -               -         44,866
  Equity in income of affiliate                           -               -      2,082,000
  Other, including management fees                        -               -        531,727
                                               -------------------------------------------
                                                          -               -      2,658,593
                                               -------------------------------------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production                            -               -              -
  Aircraft fixed base operations                          -               -              -
  Real estate sales and operations                        -               -         17,609
  General and Administrative expenses                     -               -         16,883
  Interest expense                                        -               -         62,013
  Depreciation, depletion and
    amortization                                          -               -            240
                                               -------------------------------------------
                                                          -               -         96,745
                                               -------------------------------------------
  Income (loss) before taxes
    and minority interests                                -               -      2,561,848

  Earnings of consolidated subsidiaries                   -               -              -
  Minority interests                                      -               -              -
  Tax (expense) benefit                                   -               -       (949,736)
                                               -------------------------------------------
NET INCOME (LOSS)                              $          -    $          -   $  1,612,112
                                               -------------------------------------------
                                               -------------------------------------------



                                                                                                             Schedule 5
                                                   Real Estate Companies
                                                       Balance Sheet
                                                           Assets
                                                     December 31, 1996


                                                  Genesee             Hopkins          Lindbergh       Sorrento Valley
                                              Properties, Inc.    Properties, Inc.  Properties, Inc.  Real Estate, Inc.
                                            ---------------------------------------------------------------------------

Current Assets:
      Cash                                     $    100,206        $    149,817        $      9,494       $    119,337
      Taxes receivable                               35,883                   -                   -                  -
      Accrued interest                               10,650                   -                   -                  -
      Accrued interest - affiliates                  14,122                   -                   -                  -
      Current portion of note receivable            170,868                   -                   -                  -
      Deferred income tax asset                     190,000                   -                   -                  -
                                            ---------------------------------------------------------------------------
        Total current assets                        521,729             149,817               9,494            119,337
                                            ---------------------------------------------------------------------------

Property, at cost
      Land                                        9,800,000             200,000           2,010,991                  -
      Buildings                                  26,097,460             652,021                   -            806,822
      Less accumulated depreciation             (12,770,760)           (319,054)                  -           (394,816)
                                            ---------------------------------------------------------------------------
        Net property                             23,126,700             532,967           2,010,991            412,006
                                            ---------------------------------------------------------------------------

Other assets:
      Notes receivable                            2,499,913                   -                   -          1,000,000
      Investments                                 3,615,542           9,352,000                   -                  -
      Net loan costs                                118,284                   -                   -                  -
      Other                                               -                  55                   -                 68
                                            ---------------------------------------------------------------------------
                                                  6,233,739           9,352,055                   -          1,000,068
                                            ---------------------------------------------------------------------------

Total assets                                     29,882,168          10,034,839           2,020,485          1,531,411
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------


                                                                                                           Schedule 5
                                                  Real Estate Companies
                                                      Balance Sheet
                                           Liabilities And Stockholders' Equity
                                                    December 31, 1996


                                                  Genesee             Hopkins         Lindbergh        Sorrento Valley
                                              Properties, Inc.    Properties, Inc.  Properties, Inc.  Real Estate, Inc.
                                            ---------------------------------------------------------------------------

Current liabilities:
      Accounts payable                         $      6,217                   -                   -                  -
      Accrued interest payable                       72,987                   -                   -                  -
      Income taxes payable                           33,753              33,614               1,395              4,377
 Other accrued liabilities                            3,826                   -                   -                  -

                                            ---------------------------------------------------------------------------
        Total current liabilities                   116,783              33,614               1,395              4,377
                                            ---------------------------------------------------------------------------

Long-term debt                                   15,050,000                   -           1,895,000                  -
                                            ---------------------------------------------------------------------------

Other liabilities and deferred credits:
      Security deposits                             339,320               7,777                   -             19,569
      Deferred income taxes                         833,134              10,227                   -             21,145
                                            ---------------------------------------------------------------------------
        Total other liabilities and               1,172,454              18,004                   -             40,714
            deferred credits                ---------------------------------------------------------------------------


Stockholders' equity:
      Preferred Stock                             7,955,000          10,000,000                   -          1,397,000
      Common Stock                                   22,100              22,100              22,100             22,100
      Capital in excess of par value                 29,000              29,000              29,000             29,000
      Retained Earnings                           5,536,831             (67,879)             72,990             38,220
                                            ---------------------------------------------------------------------------
        Total stockholders' equity               13,542,931           9,983,221             124,090          1,486,320
                                            ---------------------------------------------------------------------------

Total liabilities and stockholders' equity       29,882,168          10,034,839           2,020,485          1,531,411
                                            ---------------------------------------------------------------------------
                                            ---------------------------------------------------------------------------


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


                                                                                                             Schedule 5
                                                  Real Estate Companies
                                                 Statement of Operations
                                                    December 31, 1996


                                                  Genesee             Hopkins          Lindbergh        Sorrento Valley
                                              Properties, Inc.    Properties, Inc.   Properties, Inc   Real Estate, Inc.
                                            ----------------------------------------------------------------------------

Revenues:
      Rental Income                            $  4,890,562        $    112,096        $    155,972       $    203,522
      Interest Income                               234,383                   -                   -             45,424
      Other                                               -             636,400                   -                  -
                                            ----------------------------------------------------------------------------
        Total revenues                            5,124,945             748,496             155,972            248,946
                                            ----------------------------------------------------------------------------

Expenses:
      Support easement                               98,422                   -                   -             57,550
      Consulting expense                            400,000              90,000              10,000            160,000
      Accounting expense                                  -               2,755               2,755              2,565
      Interest expense                            1,270,217                   -              87,439                  -
      Depreciation and amortization               1,313,708              31,048                   -             38,420
      Miscellaneous expenses                         94,804                  35                  35                 36
                                            ----------------------------------------------------------------------------
        Total expense                             3,177,151             123,838             100,229            258,571
                                            ----------------------------------------------------------------------------

Income before income taxes                        1,947,794             624,658              55,743             (9,625)
Provision for income taxes                         (667,590)            (62,835)            (20,753)               336
                                            ----------------------------------------------------------------------------

Net income (loss)                                 1,280,204             561,823              34,990             (9,289)
                                            ----------------------------------------------------------------------------
                                            ----------------------------------------------------------------------------

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